Exhibit 5.1

345 Park Avenue New York, NY 10154-1895	Direct Main Fax	212.407.4000 212.407.4000 212.407.4990

November 3, 2022

FG Financial Group, Inc.
360 Central Avenue, Suite 800
St. Petersburg, FL 33701

Ladies and Gentlemen:

We have acted as counsel to FG Financial Group, Inc., a Delaware corporation (the “Company”), in connection with the offer and sale by the Company of up to $2,575,799 of shares (the “Shares”) of its common stock, par value $0.001 per share, pursuant to that certain Sales Agreement, dated as of November 3, 2022, by and between the Company and ThinkEquity LLC (the “Sales Agreement”). The Shares will be offered and sold pursuant to the prospectus supplement, dated November 3, 2022 (the “Prospectus Supplement”), supplementing the prospectus (the “Base Prospectus”) that forms part of the Company’s shelf registration statement on Form S-3, as amended (File No. 333-253285) (the “Registration Statement”). As used in this opinion letter, the term “Prospectus” means the Prospectus Supplement and the Base Prospectus, including the documents incorporated or deemed to be incorporated by reference therein pursuant to Item 12 of Form S-3 under the Securities Act of 1933, as amended (the “Securities Act”). The Sales Agreement is being filed with the Securities and Exchange Commission (the “Commission”) as Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated November 3, 2022.

We have examined originals or copies, certified or otherwise identified to our satisfaction, of such corporate records of the Company and other certificates and documents of officials of the Company, public officials and others as we have deemed appropriate for purposes of this letter. We have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, and the conformity to authentic original documents of all copies submitted to us as conformed and certified or reproduced copies.

Based upon the foregoing and subject to the assumptions, exceptions, qualifications and limitations set forth hereinafter, we are of the opinion that the Shares have been duly authorized for issuance and, when issued and paid for in accordance with the terms and conditions of the Sales Agreement, will be validly issued, fully paid and nonassessable.

In rendering the foregoing opinion, we have assumed that: (i) the Company will issue and deliver the Shares in the manner contemplated by the Registration Statement, the Prospectus and the Sales Agreement; and (ii) the Shares will be issued in compliance with applicable federal and state securities laws.

The opinions we express herein are limited to matters involving the Delaware General Corporation law.

This opinion has been prepared solely for use in connection with the filing of the Prospectus Supplement on the date of this letter and may be relied upon for no other purpose without our prior written consent.

We hereby consent to the filing of this letter with the Commission as an exhibit to the Current Report on Form 8-K to be filed by the Company in connection with the issuance and sale of the Shares in accordance with the requirements of Item 601(b)(5) of Regulation S−K under the Securities Act and to the reference to our firm therein and in the Prospectus under the caption “Legal Matters.” In giving such consent, we do not thereby admit that this firm is within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission under such Section.

Very truly yours,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP